FARMERS CAPITAL BANK CORPORATION
P.O. Box 309
202 W. Main St.
Frankfort, KY 40602

May 29, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn:  Michael R. Clampitt, Senior Counsel

Re:	Farmers Capital Bank Corporation
Registration Statement on Form S-1 Filed April 24, 2012
File No. 333-180911

Ladies and Gentlemen:

We are in receipt of your letter dated May 25, 2012 (the “May 25 Comment Letter”), to Lloyd C. Hillard, Jr., President and Chief Executive Officer of Farmers Capital Bank Corporation (the “Company”, “we”, “us” or “our”) respecting the above-referenced registration statement on Form S-1 (the “Registration Statement”).  We are also responding to Comment 1 of your letter dated May 16, 2012 (the “May 16 Comment Letter”), to which we have not previously responded.  We are contemporaneously herewith filing a Pre-Effective Amendment No. 3 to the Registration Statement (the “Amendment”).

We offer the responses set forth below.  For convenience, each of your comments has been inserted in order in italics and the Company’s response to each comment is in unitalicized text under that comment.

May 16 Comment Letter

General

1.           We note the public offering price of the Preferred Shares will be determined by an auction process. We also note the clearing price will be equal to the highest price in the auction for which the quantity of all bids at or above such price equals the number of Preferred Shares that Treasury elects to sell. This appears to provide a great deal of discretion to the selling shareholder and little certainty to bidders participating in the auction. It is unclear how this process provides a formula that bidders can rely on in placing their bids. Please explain how

Securities and Exchange Commission
May 29, 2012

the bidders will have certainty as to the manner in which the offering price will be determined.

The auction process has been revised as set forth in the Amendment.  Among other things, the revised auction process provides a minimum bid price and additional limitations on Treasury’s discretion in determining the clearing price.  These limitations are intended to address the concerns set forth in this comment.

May 25 Comment Letter

1.           Please advise the staff if any of the underwriters and/or their affiliates or any of the Company’s officers and directors intend to bid in the offering. If so, provide the staff with a legal analysis as to why these persons are not “affiliated purchasers” and will be compliant with Rule 102 of Regulation M.

The underwriters have advised the Company that neither the underwriters nor their affiliates intend to bid in the offering.  None of the Company’s officers or directors intend to bid in the offering.

2.           Noting your method of allocation in the event the offering is oversold, provide the staff with a legal analysis under the laws of the State of Incorporation, federal securities laws and, the Company’s and the preferred shares’ governing instruments.

We acknowledge this comment and are reviewing it with counsel to the underwriters.  We further understand the underwriters and Treasury are reviewing this comment.

Please do not hesitate to contact the Company’s counsel, J. David Smith, Jr., or Richard H. Mains, of Stoll Keenon Ogden PLLC (859-231-3000), should you have any questions regarding this letter or the Amendment.

Respectfully submitted,

/s/ Lloyd C. Hillard, Jr.
Lloyd C. Hillard, Jr.
President and Chief Executive Officer